

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 1, 2016

<u>Via E-Mail</u>
Ramon Fernandez
Deputy Chief Executive Officer, Finance and Strategy
and Chief Financial Officer
Orange
78 rue Olivier de Seeres
75015
Paris
France

>   **Re: Orange**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed April 4, 2016**
>   **File No. 1-14712**

Dear Mr. Fernandez:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated December 23, 2013, you described contacts with Syria and Sudan. We note also that you identify Equant S.A. (Syria Branch) as a subsidiary in the subsidiary list you filed with the Form 20-F; a January 28, 2014 press release posted on your website announces the launch of Orange To-Up and states that mobile credit under this product can be sent to Sudan and Syria; and a third-party wireless jobs website lists Sofrecom as an employer in Damascus, Syria. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the

referenced letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any transactions or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control. For instance, we note that Syrian Telecom (Syrian Telecommunications Establishment), a party to the Regional Cable Network, is affiliated with the Government of Syria.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. We are aware of news reports that Huawei, a company you disclose is a business partner, recently was issued a subpoena by the U.S. Department of Commerce regarding its exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Please address for us the potential for reputational harm to result from your business with Huawei.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Nicolas Guerin, Legal Director
Orange

Larry Spirgel
Assistant Director